Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.: 132-02838)

Date: November 18, 2020

The following communication describes a recorded interview relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp.

Finance of America is Doubling Down During Pandemic as Mortgage Market Strength Holds – Video Highlights and Replay

Finance of America Companies Chief Executive Officer Patti Cook

By Hope King and Jarrett Banks

In an exclusive interview, IPO Edge Multimedia Editor Hope King sat down with Finance of America Companies Chief Executive Officer Patti Cook to discuss taking her company public and doubling down on lending during the global pandemic.

The consumer-lending platform is set to go public with a valuation of $1.9 billion by merging with a SPAC called Replay Acquisition Corp. (NYSE: RPLA). Institutional investors will also make a private investment of $250 million in the company.

The volume of new mortgages this year is set to exceed last year’s total by 37%, according to the Mortgage Bankers Association. Homeowners are taking advantage of record-low interest rates and buyers want more space amid the pandemic. Watch highlights in the clip below or click here for the full interview.

“The dynamic is like something I’ve never seen before,” Ms. Cook said.  “You’ve got the combination of incredibly low rates, you’ve got a very supportive Fed, they’re buying mortgages, and this has led to a tremendous supply of refis (refinancings).”

Finance of America’s services include traditional mortgages, reverse mortgages, commercial-real-estate loans and fixed-income investing.

Ms. Cook said the company had been considering a traditional IPO, but when influential SPAC sponsors Edmond Safra, Lance West and Chinh Chu came calling with Replay Acquisition, it was a no brainer.

“It was the unique partnership with them that was so appealing,” she said. “We think… one of them will be on the board, but the advice and the opportunity they presented to us was particularly compelling.”

SPACs have raised more than $60 billion in initial public offerings to search for targets, according to data compiled by Bloomberg. Becoming a publicly-traded company will allow the consumer-lending platform to raise additional capital more easily going forward, Ms. Cook said.

“We can grow organically, which we’ve done, and innovate and create new products on our own,” she said. “You also can grow and innovate through acquisitions. So, if we see a company with a particular product or that’s in a particular line of business that we think would be a creative to the platform and continue to support that mantra of cycle-resistant earnings, then yes, we can use the capital to do both.”

The new listings come as the mortgage market has held up surprisingly well in the face of the coronavirus pandemic. Demand for credit has swamped lenders, enabling them to charge relatively high prices. It hasn’t been this profitable to issue a mortgage in at least 20 years, according to data from the Urban Institute, a Washington-based policy and advocacy nonprofit.

The average for a 30-year, fixed loan dropped to 2.78%, the lowest in data going back to 1971, Freddie Mac said this month. It was the 12th record low this year.

The decline in borrowing costs that began in March, as the coronavirus roiled financial markets, shows no signs of stopping. Cheap loans have powered a housing rally that has bolstered the pandemic economy. Purchases have soared and millions of current homeowners have been able to save money by refinancing.

Ms. Cook believes Finance of America’s structure is built to thrive beyond a supportive Fed and the pandemic.

“We’re not just a mortgage company,” Ms. Cook said. “We’re built for the long term, for stability, and to generate cycle-resistant earnings to our three lending segments and our two other businesses that augment them.”

For the full interview replay, please click here.

Contact:

www.IPO-Edge.com

Editor@IPO-Edge.com

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Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement of Replay Acquisition that also constitutes a preliminary prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.